Exhibit 99.4

TITAN TRADING ANALTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

FOR IMMEDIATE RELEASE – Titan Announces Change to Board of Directors EDMONTON, ALBERTA ‐ (SEPTEMBER 27, 2010) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) announces the resignation of Robert F. Roddick from the board of directors and from the audit committee. The company thanks him for his contributions. With the recent appointment of John Coulter as President and CEO, the number of directors serving on the board remains at six.

About Titan
Titan Trading Analytics Inc. is a premier provider of Behavioral Trading Research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real‐time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser‐based interface. Titan Trading USA LLC is an asset management group which services high net worth investors and is broker neutral. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.
Forward Looking Statements

Except for historical information contained herein, the matters set forth above may be forward‐looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward‐looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward‐looking statements. Such forward‐looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management.
Actual results could differ materially from those contemplated by the forward‐looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Irene Midgley
imidgley@titantrading.com
(780) 438‐1239
www.titantrading.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts